January 22, 2013 08:55 ET

Stellar Biotechnologies Pioneers Aquaculture Milestone in KLH Protein Manufacturing

Stellar Achieves First Independent System for Fully Sustainable KLH Production

PORT HUENEME, CA--(Marketwire - Jan 22, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH) today announced that the Company has successfully achieved a commercial-scale aquaculture system that sustains the complete life cycle of multiple generations of the Giant Keyhole Limpet (Megathura crenulata), the scarce marine source for Keyhole Limpet Hemocyanin (KLH).

Stellar has developed a controlled, land-based aquaculture system that supports the life cycle of the mollusk through all its stages and now, for the first time, boasts multiple generations producing commercial quantities of pharmaceutical grade KLH.

Stellar is the only company that can offer KLH obtained from sources and processes that are traceable, controlled, and sustainable. Other KLH suppliers are reliant on the small and sensitive, wild populations of Megathura crenulata and cannot offer KLH that meets Stellar Biotechnologies standards.

"This isn't just about increasing Stellar's KLH manufacturing leadership -- which we've clearly done," said Frank Oakes, Stellar President and CEO. "This is about controlling the lifecycle of the source animal, allowing Stellar to grow new generations of limpets spawned by parents that have never seen the ocean, thus ensuring that the pharmaceutical industry has ample supply of GMP grade KLH, made under controlled conditions, while protecting survival of a wild species."

Brandon Lincucum, Stellar Aquaculture Manager, said, "This is the culmination of more than ten years of highly-specialized development work involving a range of disciplines. We've set the benchmark for KLH manufacturing and we're proud to represent these new aquaculture and environmental milestones as well."

For more information or view investor webcast:

Visit www.StellarBiotech.com

For KLH knowledge base, visit www.KLHSite.com

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Phone: 805 488 2800

Email: dbrookstein@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us